                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            The Wackenhut Corporation
                                (Name of Issuer)

                     Series B Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                    929794303
                                 (CUSIP Number)

                                Group 4 Falck A/S
                       Polititorvet, DK-1780 Copenhagen V
                              Copenhagen, Denmark
                             Tel: 011-45-3393-2310
                         Attn: Soren Lundsberg-Nielsen
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 8, 2002
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

1)         Name of Reporting Person
                  GROUP 4 FALCK A/S

2)         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [  ]
           (b)  [  ]

3)         SEC Use Only

4)         Source of Funds (See Instructions)
                    00

5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) [   ]

6)         Citizenship or Place of Organization
                    DENMARK

    Number of       7)      Sole Voting Power
     Shares                      0
  Beneficially      8)      Shared Voting Power
    Owned by                     2,180,369 (1)
      Each          9)      Sole Dispositive Power
    Reporting                    0
     Person         10)     Shared Dispositive Power
      With                       0

11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                    2,180,369 (1)

12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                    (See Instructions) [  ]

13)        Percent of Class Represented by Amount in Row (11)
                    19.50%(2)
14)        Type of Reporting Person (See Instructions)
                    OO

--------------------
(1) Group 4 Falck A/S disclaims beneficial ownership of these securities.

(2) Based on information provided by the Issuer in the Merger Agreement (as defined in Item 4) that 11,182,082 shares of Series B Common Stock of the Issuer were outstanding as of March 8, 2002.


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ITEM 1.    SECURITY AND ISSUER

     This Statement relates to the Series B Common Stock, par value $0.10 per share, (THE "Series B Common Stock") of The Wackenhut Corporation, a Florida corporation (the "Issuer"). The Issuer's principal executive office is located at 4200 Wackenhut Drive, #100, Palm Beach Garden, FL 33410.

ITEM 2.    IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Group 4 Falck A/S, a Danish company ("Group 4 Falck").

     (b) The business address of Group 4 Falck is: Polititorvet, DK-1780 Copenhagen V, Copenhagen, Denmark.

     (c) Group 4 Falck is a company principally engaged, directly or through its subsidiaries, in the security and correctional services business. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship, of each of Group 4 Falck's directors and executive officers, as of the date hereof.

     (d) During the last five years, neither Group 4 Falck, nor, to Group 4 Falck's knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Group 4 Falck, nor, to Group 4 Falck's knowledge, any person named on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As an inducement for Group 4 Falck's entering into the Merger Agreement (as defined in Item 4), the Shareholders (as defined in Item 4) entered into the Voting Agreement (as defined in Item 4) with Group 4 Falck. The transactions contemplated by the Voting Agreement prior to the Effective Time (as defined in Item 4) are not expected to require the expenditure of any funds. Group 4 Falck has received a commitment for the necessary funds to consummate the Merger (as defined in item 4) from UBS Warburg.

ITEM 4.    PURPOSE OF TRANSACTION

     On March 8, 2002, the Issuer, Group 4 Falck and Milestone Acquisition Corporation ("MAC") entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of MAC with and into the Issuer (the "Merger"), whereupon the existence of MAC will cease, the Issuer will continue as the surviving corporation (the "Surviving Corporation"), and the Articles of Incorporation and By-Laws of MAC will become the Articles of Incorporation of the Issuer. Upon consummation of the Merger, a new board of directors of the Issuer will be elected.

     The Issuer will submit the Merger Agreement and the Merger contemplated therein to its shareholders for approval in accordance with applicable law. At the effective time of the Merger (the "Effective Time"), each share of Series B Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $33.00 in cash (the "Consideration") and Milestone Holding One, Inc., a wholly-owned subsidiary of Group 4 Falck, shall


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become the sole shareholder of the Surviving Corporation. All such shares of
Series B Common Stock outstanding immediately prior to the Effective Time will automatically be canceled, retired and will cease to exist. As soon as practicable upon the consummation of the Merger, the Issuer shall cause the Series B Common Stock to be delisted from the New York Stock Exchange and shall terminate the registration of the Series B Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended. Group 4 Falck has received a commitment for the necessary funds to consummate the Merger from UBS Warburg.

     As an inducement for Group 4 Falck to enter into the Merger Agreement, on March 8, 2002, RIJA Associates, L.L.C., George R. Wackenhut, Ruth J. Wackenhut, Donald B. Paul as trustee and Effilcet Corporation as trustee (collectively, the "Shareholders"), entered into a voting agreement with Group 4 Falck (the "Voting Agreement") pursuant to which the Shareholders have agreed to vote all their shares of Series B Common Stock (the "Shares") and Series B Common Stock of the Issuer in favor of the Merger and to approve and adopt the Merger Agreement. The Voting Agreement terminates upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with the terms of the Merger Agreement.

     The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, the parties may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     Group 4 Falck is considering all available options with respect to the Issuer's existing holdings in Wackenhut Corrections Corporation, a Florida corporation listed on the New York Stock Exchange.

     The preceding summaries of certain provisions of the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, incorporated by reference herein as more fully described in Item 7.

     Other than described above, neither Group 4 Falck, nor, to the knowledge of Group 4 Falck, any of the persons named on Schedule A to this Statement, presently has any plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Issuer by any person;


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     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     (i) causing equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any other similar action.

     Group 4 Falck reserves the right to change its intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) Prior to March 8, 2002, Group 4 Falck did not directly or indirectly own any shares of Series B Common Stock and did not have the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Series B Common Stock. group 4 Falck (i) is not entitled to any rights as a stockholder of the Issuer as to any shares of Series B Common Stock and (ii) disclaims any beneficial ownership of the Series B Common Stock. As of March 8, 2002, under the definition of "beneficial ownership" as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Group 4 Falck may be deemed to beneficially own pursuant to the Voting Agreement, the Shares, which total 2,180,369 shares of Series B Common Stock, and which represent approximately 19.5%(3) of the issued and outstanding shares of Series B Common Stock. To the best of Group 4 Falck's knowledge, no person named on Schedule A beneficially owns any shares of Series B Common Stock, nor does any such person have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Series B Common Stock.

     (c) Neither Group 4 Falck, nor, to Group 4 Falck's knowledge, any person named on Schedule A, has effected any transactions in the Series B Common Stock in the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as otherwise set forth in this Statement (and the agreements referenced herein), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Group 4 Falck and any person or, to the best knowledge of Group 4 Falck, any of the persons named on Schedule A to this Statement and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     I. Voting Agreement, dated March 8, 2002 by and among Group 4 Falck A/S, RIJA Associates, L.L.C., George R. Wackenhut, Ruth J. Wackenhut, Donald B. Paul as trustee

--------------------
(3) Based on information provided by the Issuer in the Merger Agreement (as defined in Item 4) that 11,182,082 shares of Series B Common Stock of the Issuer were outstanding as of March 8, 2002.


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          and Effilcet Corporation as trustee, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by The Wackenhut Corporation on March 8, 2002.

     II. Agreement and Plan of Merger, dated March 8, 2002 by and among The Wackenhut Corporation, Group 4 Falck A/S and Milestone Acquisition Corporation, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by The Wackenhut Corporation on March 8, 2002.


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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  March 18, 2002

                                          GROUP 4 FALCK A/S


                                          By: /s/ Lars Norby Johansen
                                              -----------------------
                                                Name: Lars Norby Johansen
                                                Title: President and CEO

                                          By: /s/ Derrick Miller
                                              -----------------------
                                                Name: Derrick Miller
                                                Title: Group CFO

                                   SCHEDULE A


       NAME AND                           PRINCIPAL OCCUPATION OR
   BUSINESS ADDRESS                   EMPLOYMENT AND BUSINESS ADDRESS*               CITIZENSHIP

Jorgen Philip-Sorensen              Chairman of the Board                           Sweden
Alf Duch-Pedersen                   Deputy Chairman of the Board                    Denmark
Henrik Brandt                       Director                                        Denmark
Bent Knie-Andersen                  Director                                        Denmark
Sir David Gore-Booth                Director                                        UK
lb Mardahl-Hansen                   Director                                        Denmark
Jens Kampmann                       Director                                        Denmark
Waldemar Schmidt                    Director                                        Denmark
Palle Thirstrup                     Director                                        Denmark
Harald Kortland                     Director                                        Denmark
Johnny Eikeland                     Director                                        Denmark
Ketty Jordhoi                       Director                                        Denmark
Lars Norby Johansen                 President and Chief Executive Officer           Denmark
Derrick Miller                      Group Chief Financial Officer                   Denmark
Grahame Gibson                      Group Chief Operating Officer                   UK
Jim Harrower                        Group Chief Operating Officer                   UK
John S. Dueholm                     Group Chief Operating Officer                   Denmark
Hans Bennetzen                      Group Chief Operating Officer                   Denmark


*The business address of each Director and Executive Officer is Group 4 Falck A/S, Polititorvet, DK-1780 Copenhagen V, Copenhagen, Denmark.